

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2012

Via E-mail
Roger A. Mobley
AB&T Financial Corporation
Executive Vice President and Chief Financial Officer
292 W. Main Avenue
Gastonia, North Carolina 28052

      Re: **AB&T Financial Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed March 31, 2011
              File No. 0-53249

Dear Mr. Mobley:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Sharon Blume

                    Sharon Blume
                    Assistant Chief Accountant